UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE 13D
Under the Securities Exchange Act of 1934

BATTLE MOUNTAIN GOLD INC.
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(Name of Issuer)

Common Shares Without Par Value
(Title of Class of Securities)

 07159Y109
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(CUSIP Number)

Jonathan Awde, President
Gold Standard Ventures (US) Inc.
2135 Industrial Way, Suite A
Elko, Nevada, 89801
(775) 738-9572
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(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 6, 2016
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 44 pages

SCHEDULE 13D
CUSIP NO.: 07159Y109

1	NAME OF REPORTING PERSON GOLD STANDARD VENTURES CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,481,435 common shares (excluding 5,240,717 common shares underlying non-presently exercisable warrants)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 10,481,435 common shares (excluding 5,240,717 common shares underlying non-presently exercisable warrants
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,481,435 common shares (excluding 5,240,717 common shares underlying non-presently exercisable warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

* Based on 52,670,521 Common Shares outstanding.

Page 2 of 44 pages

SCHEDULE 13D
CUSIP NO.: 07159Y109

Item 1.  Security and Issuer

This Statement on Schedule 13D relates to the common shares, without par value (“Common Shares”), of Battle Mountain Gold Inc., a British Columbia corporation (the “Company”).  The Company’s principal executive offices are located at Suite 300, 1055 West Hastings Street, Vancouver, B.C., Canada, V6E 2E9.

Item 2.  Identity and Background

(a)	This statement is being filed by Gold Standard Ventures Corp., a British Columbia corporation (the “Reporting Person”).

(b)	The Reporting Person’s address of its principal office is Suite 610 – 815 West Hastings Street, Vancouver, B.C. V6C 1B4.

(c)	The Reporting Person is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Gold Project, located within the Carlin Trend in Nevada, U.S.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On May 6, 2016, as part of a private placement (the “Placement”) by the Company, the Reporting Person purchased 10,481,435 Units of the Company paying an aggregate purchase price of CDN$3,668,502.25.  The Reporting Person obtained the funds to purchase the Units from its working capital.

Each Unit consisted of one Common Share and one-half of a Common Share Purchase Warrant (the “Warrant”).  The Warrants are for up to an additional 5,240,717 common shares (subject to customary anti-dilution provisions) and exercisable for a period of two years (May 6, 2018) at a price of CDN$0.37 per share (aggregate price of CDN$1,939,065), subject to (i) approval from the TSX Venture Exchange and Company shareholders if upon exercise the Reporting Person would own 20% or more of the then outstanding Common Shares and result in the Creation of a New Control Person (according to Canadian law) of the Company, and (ii) the proceeds from exercise are used to fund a possible royalty buy-down, as described in the Subscription Agreement, which is Exhibit 1 to this Schedule.  Any Warrants in excess of the total aggregate number of Warrants required  to fund the royalty buy-down in full would be cancelled.

Item 4.  Purpose of Transaction

The Reporting Person acquired the Units as a strategic investment based upon its analysis of the Company, including the quality and potential of the Company’s Lewis Gold Project.

The Reporting Person did not own or control any shares of the Company, either alone or together with any joint actors prior to closing of the Placement. Other than the potential exercise of Warrants, the Reporting Person has no present intention to acquire further securities of the Company nor to take any of actions of the type mentioned in Paragraphs (b) through (j) of the instructions to Schedule 13D.  However, the Reporting Person, by itself or with third parties, may in the future and in accordance with applicable laws, increase or decrease its investment in the Company by acquiring or disposing of securities of the Company, through the market, privately or otherwise, depending on market conditions or any other relevant factors, or take any of the actions which relate to or would result in the type of action mentioned in Paragraphs (b) through (j) of said instructions.

Page 3 of 44 pages

SCHEDULE 13D
CUSIP NO.: 07159Y109

Item 5.  Interest in Securities of the Issuer

(a)
The Reporting Person is the direct beneficial owner of 10,481,435 Common Shares, or approximately 19.99% of the 52,670,521 Common Shares outstanding as of May 6, 2016.  Assuming exercise of the Warrants and payment of the exercise price, the Reporting Person would beneficially own 15,722,152 Common Shares or approximately 27.15% of the then outstanding Common Shares (on an undiluted basis).

(b)	The Reporting Person has sole voting and dispositive power with respect to the 10,481,435 Common Shares beneficially owned by it, but has agreed to vote them as described in Item 6 herein.

(c)	Except as stated in Item 3 above, the Reporting Person has not effected any other transactions in the Common Shares during the past sixty days.

(d)
No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sales of, the Common Shares beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As part of the Subscription Agreement for the Placement, the Company agreed that while the Reporting Person holds not less than 7.5% of the outstanding Common Shares, the Reporting Person has the following rights:

(i)
the right to appoint one nominee to the Company’s Board of Directors.  The Reporting Person designated  Jonathan Awde, its President and Chief Executive Officer, to be its nominee on the Reporting Person’s Board of Directors.

(ii)
the right to appoint two of the four members of a technical committee of the Company to be formed for the purpose of, inter alia, designing, approving and carrying out of the budget and exploration program for the Lewis Gold Project.

(iii)	certain anti-dilution rights allowing the Reporting Person to participate in future equity financings in order to maintain a 19.9% equity ownership in the Company.

(iv)	A 30-day right of first offer if the Company wishes to enter into a joint venture or sale transaction involving the Company’s interests in the Lewis Gold Project.

The Reporting Person has covenanted (i) for a period of 18 months, to vote its Common Shares in accordance with the recommendations of the Company’s Board of Directors and (ii) so long as the Reporting Person owns not less than 9.9% of the issued and outstanding Common Shares, to give the Company prior notice of any sales of Common Shares exceeding 2% of the then issued and outstanding Common Shares in any 15 day period.

The Subscription Agreement, dated as of May 6, 2016, and related Warrant Certificate and Subscription Forms are attached herein as exhibits. To the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Page 4 of 44 pages

SCHEDULE 13D
CUSIP NO.: 07159Y109

Item 7.  Material to be Filed as Exhibits

1.	Subscription Agreement, dated as of May 6, 2016, between the Reporting Person and the Company.

2.	Warrant Certificate No. 2016 Series A-1 registered in the name of the Reporting Person.

Page 5 of 44 pages

SCHEDULE 13D
CUSIP NO.: 07159Y109

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

Date:  May 16, 2016

GOLD STANDARD VENTURES CORP.

By:	/s/ Richard Silas
Richard Silas, Secretary

Page 6 of 44 pages